
07007258

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH. DC
210

SEC FILE NUMBER
8- 52858

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLUE TRADING, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 EAST 55th STREET, 22ND FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MITCHELL KOSCHES 212-404-1790
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOMENIC G. DISIENA
(Name – *if individual, state last, first, middle name*)

11 PENN PLAZA, 5th FLOOR,	NEW YORK,	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 30 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MITCHELL KOSCHES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLUE TRADING LLC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public 2/23/07

OFFICIAL SEAL
MICHAEL A. BROWNSTEIN
Notary Public - State of New York
NO. 02BR5041023
Qualified In New York County
Commission Expires 3/27/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss).~~ OPERATIONS.
- ☒ (d) Statement of ~~Changes in Financial Condition.~~ CASH FLOW,
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLUE TRADING, LLC
(INCLUDES THE FORMER BLUE TRADING, INC. WHICH WAS MERGED ON 12/27/06 INTO BLUE TRADING, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2006

	Blue Trading, Inc.	Blue Trading, LLC	Blue Trading, LLC (Combined)
ASSETS			
Current Assets			
Checking/Savings			
M&T Bank	242,330	0	242,330
JP Morgan Chase	0	6,417	6,417
Total Checking/Savings	242,330	6,417	248,747
Other Current Assets			
Accrued Solicitation Income	0	209,798	209,798
Accounts Receivable	327,440	0	327,440
Clearing Deposit	250,000	0	250,000
Total Other Current Assets	577,440	209,798	787,238
Total Current Assets	819,770	216,215	1,035,985
Fixed Assets			
Furnitures & Equipments	25,975	0	25,975
Less: Accumulated Depreciation	-210	0	-210
Total Fixed Assets	25,765	0	25,765
Other Assets			
Goodwill	0	65,000	65,000
Total Other Assets	0	65,000	65,000
TOTAL ASSETS	845,535	281,215	1,126,750
LIABILITIES & EQUITY			
Liabilities			
Current Liabilities			
Accounts Payable	12,000	10,251	22,251
Accrued Expenses	63,869	274,432	338,301
Income Taxes Payable	0	18,000	18,000
Total Current Liabilities	75,869	302,683	378,552
Total Liabilities	75,869	302,683	378,552
Equity			
Members' Equity	0	105,000	362,962
Additional Paid-In	295,755	0	0
Common Stock	1,000	0	0
Retained Earnings	-38,793	0	0
Net Income	511,704	-126,468	385,236
Total Equity	769,666	-21,468	748,198
TOTAL LIABILITIES & EQUITY	845,535	281,215	1,126,750

The accompanying notes are an integral part of these financial statements.

END